Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

June 21, 2021

Via EDGAR and Secure File Transfer

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Anna Abramson

Jeff Kauten

Melissa Kindelan

Christine Dietz

Re:	Blend Labs, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted May 28, 2021

CIK No. 0001855747

Ladies and Gentlemen:

On behalf of our client, Blend Labs, Inc. (“Blend” or the “Company”), we submit this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 11, 2021, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on May 28, 2021 (the “Draft Amendment No. 1”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Amendment No. 1 (the “Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on May 28, 2021.

In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except for the page reference appearing in the heading and Staff comment below (which is a reference to the Draft Amendment No. 1 submitted on May 28, 2021), all page references herein correspond to the pages of the Registration Statement.

AUSTIN BEIJING BOSTON BRUSSELS HONG KONG LONDON LOS ANGELES NEW YORK PALO ALTO

SAN DIEGO SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

Securities and Exchange Commission

June 21, 2021

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 94

1.

We note your revised presentation described in “(X)” in response to prior comment 10. Please revise to clarify that the number of shares of common stock in this calculation does not include those shares to be issued in this offering.

The Company respectfully advises the Staff that it has revised the disclosure on page 101 to address the Staff’s comment.

*****

Securities and Exchange Commission

June 21, 2021

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Rezwan D. Pavri
Rezwan D. Pavri
cc:	Nima Ghamsari, Blend Labs, Inc.

Marc Greenberg, Blend Labs, Inc.

Crystal Sumner, Blend Labs, Inc.

Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine D. Doxsee, Wilson Sonsini Goodrich & Rosati, P.C.

Bradley C. Weber, Goodwin Procter LLP

Mitzi Chang, Goodwin Procter LLP

Julia R. White, Goodwin Procter LLP